China Kangtai Cactus Bio-Tech Inc.
99 Taibai Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

September 2, 2010

Jeffrey P. Reidler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-Tech Inc. Registration Statement on Form S-1 Filed July 30, 2010 File No. 333-168425

Dear Mr. Reidler:

China Kangtai Cactus Bio-Tech Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the Company’s Registration Statement on Form S-1, as amended (File No. 333-168425) for the registration of 1,000,000 shares of its Common Stock effective as of 4:00 p.m. Washington D.C. time on September 7, 2010 or as soon thereafter as possible.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments in the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CHINA KANGTAI CACTUS BIO-TECH INC. /s/ Jinjiang Wang Jinjiang Wang President and Chief Executive Officer